

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

August 26, 2009

Mr. Ronald L. Wilder
Chief Executive Officer and Chief Financial Officer
Titan Technologies, Inc.
3206 Candelaria Road, NE
Albuquerque, NM 87107

> **RE:** **Forms 10-KSB and 10-K/A for the fiscal year ended July 31, 2008**
> **Forms 10-Q and 10-Q/A for the periods ended October 31, 2008,**
> **January 31, 2009 and April 30, 2009**
> **File No. 0-25024**

Dear Mr. Wilder:

We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, to the undersigned at (202) 551-3689.

Sincerely,

John Hartz
Senior Assistant Chief Accountant